Exhibit 99.6

March 13, 2025

Boards of Directors

Lake Shore, MHC

Lake Shore Bancorp, Inc.

Lake Shore Savings Bank

31 East Fourth Street

Dunkirk, New York 14048

Re:	Plan of Conversion and Reorganization

Lake Shore, MHC

Lake Shore Bancorp, Inc.

Lake Shore Savings Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Boards of Directors of Lake Shore, MHC (the “MHC”), Lake Shore Bancorp, Inc., a federally chartered corporation (the “Mid-Tier”), and Lake Shore Savings Bank. The Plan provides for the conversion of the MHC into the full stock form of organization. Pursuant to the Plan, a new Maryland stock holding company named Lake Shore Bancorp, Inc. (the “Company”) will be organized and will sell shares of common stock in a public offering. When the conversion is completed, all of the capital stock of Lake Shore Savings Bank will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of (i) the MHC’s ownership interest in the Mid-Tier’s total stockholders’ equity as of the date of the latest statement of financial condition used in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of the Mid-Tier). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Lake Shore Savings Bank. The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of liquidation of Lake Shore Savings Bank (or the Company and Lake Shore Savings Bank).

In the unlikely event that either Lake Shore Savings Bank (or the Company and Lake Shore Savings Bank) were to liquidate after the conversion (including, a liquidation of Lake Shore Savings Bank following a purchase and assumption transaction with a credit union acquiror), all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of December 31, 2023 and depositors as of the date of record for Supplement Eligible Account Holders. Also, in a complete liquidation of both entities, or of Lake Shore Savings Bank, when the Company has insufficient assets (other than the stock of Lake Shore Savings Bank), or of Lake Shore Savings Bank following a purchase and assumption transaction with a credit union acquiror, to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Lake Shore Savings Bank has positive net worth, Lake Shore Savings Bank shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Lake Shore Savings Bank the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Lake Shore Savings Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.

Washington Headquarters
1311-A Dolley Madison Boulevard	Telephone: (703) 528-1700
Suite 2A	Fax No.: (703) 528-1788
McLean, VA 22101	Toll Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

RP® Financial, LC.

Boards of Directors

March 13, 2025

Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Lake Shore Savings Bank (or the Company and Lake Shore Savings Bank), that liquidation rights in the Company automatically transfer to Lake Shore Savings Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of Lake Shore Savings Bank, and that after two years from the date of conversion and upon written request of the Federal Reserve Board, the Company will transfer the liquidation account and depositors’ interest in such account to Lake Shore Savings Bank and the liquidation account shall thereupon become the liquidation account of Lake Shore Savings Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Lake Shore Savings Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets or following a purchase and assumption transaction with a credit union acquiror does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,
RP® Financial, LC.